Manuel G. Rivera Senior Counsel
666 Fifth Avenue, 31st Floor • New York, New York 10103-3198 mgrivera@fulbright.com • Direct: 212 318 3296 • Main: 212 318 3000 • Facsimile: 212 318 3400

April 12, 2013

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Mara L. Ransom, Assistant Director

Re:                             Fairway Group Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 4, 2013
File No. 333-184063

Ladies and Gentlemen:

On behalf of Fairway Group Holdings Corp. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in your letter dated April 11, 2013, in connection with Amendment No. 2 to the Company’s Registration Statement on Form S-1 for the proposed initial public offering of its Class A common stock (the “Registration Statement”), filed with the Commission on April 4, 2013.  For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.  Page references included in the Company’s responses are to those contained in Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), which is being filed with the Commission on EDGAR along with this letter and the remaining unfiled exhibits to the Registration Statement.  Hard copies of Amendment No. 3, including copies marked against the April 4, 2013 filing of the Registration Statement, are being hand-delivered to the Staff.

Recent Developments, page 5

1.                                      We note the disclosure in your Recent Developments section regarding expected net sales and comparable store sales growth for the quarter ended March 31, 2013. Because a single financial measure may be considered an incomplete picture of your results of operations or financial condition, please consider also disclosing financial measures that put these amounts in context, such as your expected cost of goods sold, net income or

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Mara H. Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 12, 2013

earnings for the quarter. Alternatively, please expand your disclosure to provide appropriate narrative disclosures to put these amounts in context.

Response:  The Company advises the Staff that it does not have available at this time any information regarding the fiscal quarter other than sales information, which is generated by its point of sale system.  The Company, in preparing the “Recent Developments” section, gave considerable thought to the information that would be available to provide to prospective investors.  The Company notes that, as disclosed on page 6, it has just begun its financial closing procedures, and the information presented is the most current information available to management.  The Company also notes that it has disclosed that the Company expects net losses to continue through the end of fiscal 2014 (see page 22) and that its results for the fourth quarter of fiscal 2013 will be impacted by the closure of the Company’s Red Hook Store during the first two months of the fourth fiscal quarter (see page 25).

Summary Historical Consolidated Financial and Other Data, page 12

2.                                      We note in footnote (10) on page 15 that the number of shares issued in the Exchange included in the pro forma weighted average number of common shares outstanding is different for each period. We also note that although you state elsewhere throughout your filing that you will issue 15,504,296 shares of Class B common stock in the Exchange for Series A and Series B Preferred Stock (including accrued unpaid dividends not paid in cash from the offering proceeds), only 13,379,000 shares are assumed to be issued for the 39 weeks ended December 30, 2012. Please provide us with your calculations showing how the number of pro forma weighted average shares “issued in the Exchange” included in weighted average pro forma common shares outstanding for each period was derived.

Response:  The Company advises the Staff that for each period it assumed that it exchanged that number of shares of class B common stock for preferred stock determined by dividing (a) the liquidation preferences and all accrued but unpaid dividends from the date of issuance through the end of the period in excess of $65 million (representing the amount of dividends being paid in cash) by (b) $11.00, which is the amount the preferred holders agreed would be the exchange rate for purposes of determining the number of shares of Class B common stock to be issued in exchange for the preferred stock.  The $11 price was based on the midpoint of the range and was fixed so that prospective investors would know exactly how many shares of Class B common stock were being issued.  The reason for the difference between the 13,379,000 shares assumed for the 39 weeks ended December 30, 2012 and the actual number of shares of Class B common stock to be issued is that the actual number takes into account the dividends that accrued through the fourth fiscal quarter ended March 31, 2013 and the dividends that were expected to accrue through the effective date.  Set forth below are the calculations showing how the number of pro forma weighted average shares to be issued in the Exchange was derived:

Mara H. Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 12, 2013

	Fiscal Year Ended				Nine Months Ended
	3/29/09	3/28/2010	4/3/2011	4/1/2012	1/1/12	12/30/2012	At IPO
Liquidation Value of Preferred Stock	$90,822,980	$103,367,980	$119,992,380	$119,992,380	$119,992,380	$119,992,380	$119,992,380
Cumulative Accrued Dividends	29,906,749	43,425,643	59,702,777	84,430,681	8,502,880	106,540,707	115,554,882
Total	120,729,729	146,793,623	179,695,157	204,423,061	198,495,260	226,533,087	235,547,262
Accrued Dividends to be Paid in Cash	(29,906,749)	(43,425,643)	(59,702,777)	(65,000,000)	(65,000,000)	(65,000,000)	(65,000,000)
Liquidation Preference and Accrued Dividends to be converted to Common B	$90,822,980	$103,367,980	$119,992,380	$139,423,061	$133,495,260	$161,533,087	$170,547,262
Number of Shares Converted at $11.00 per share, End of Period	8,256,635	9,397,089	10,908,398	12,674,824	12,135,933	14,684,826	15,504,297
Weighted Average Impact on Reported Period	5,839,810	8,754,800	10,028,425	11,399,588	11,154,039	13,378,838

3.                                      We note that in footnote (23) you disclose $51,947,000 of net cash proceeds from this offering as an addition to Pro forma cash and cash equivalents in determining Pro forma as adjusted cash and cash equivalents. It appears that this amount represents the amount of additional cash remaining from net proceeds of the offering after the payment of (i) accrued unpaid dividends on Class A and Class B Preferred Stock totaling $65.0 million, (ii) $9.2 million in fees for the termination of your management agreement with Sterling Investment Partners, and (iii) $7.3 million for contractual initial public offering bonuses to certain members of your management rather than net cash proceeds you will receive from the offering. Please revise this caption to provide a more accurate description of what this amount represents. Please similarly revise footnote (1) on page 51.

Response:  The Company has revised the footnote disclosure in accordance with the Staff’s comment.  See footnote 23 on page 18 and footnote 1 on page 51 to 52.

Use of Proceeds, page 48

4.                                      We note your disclosure in the third paragraph under this heading that if the price per share to the public is above or below the $11.00 midpoint offering price, you intend to proportionately increase or reduce the amount of cash from the net proceeds you will use to pay accrued dividends on your preferred stock. You also disclose that the number of shares of Class B common stock that you will issue in exchange for your preferred stock (including accrued dividends thereon which are not being paid in cash using a portion of the offering proceeds) will not change if you decrease or increase the amount of accrued dividends you pay in cash with proceeds of the offering. It appears that the fair value of the total consideration to be paid to the holders of such preferred stock (including dividends paid in cash and shares of Class B common stock issued for preferred stock and dividends not paid in cash) changes based on changes in (i) the initial public offering price, (ii) the amount of cash dividends, and (iii) the amount of accrued unpaid dividends being paid through the issuance of Class B

Mara H. Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 12, 2013

common stock. Please explain to us and disclose in an appropriate location in your filing why the number of Class B common shares you will issue will not change with changes in the amount of cash dividends paid from the offering proceeds. Please also explain how you will account for this transaction if the value of the cash and Class B common shares given to the Series A and Series B preferred stockholders differs from the amount of accrued dividends and liquidation preference.

Response:  The Company advises the Staff that the exchange rate of the number of shares to be issued in exchange for the liquidation preference and any accrued dividends that are paid in cash was fixed so that prospective investors would know exactly how many shares of Class B common stock were being issued.  If the price per share to the public is greater than $11.00 per share, the Company will recognize a dividend in an amount equal to the additional cash used to pay dividends plus an amount equal to the number of shares of Class B common stock we issued multiplied by the difference between the price per share to the public and $11.00.  The amount of this dividend will be subtracted from net income to arrive at income available to common stockholders in the calculation of net income (loss) per share.  If the price per share to the public is less than $11.00, the amount of dividends the Company would otherwise recognize will be reduced by an amount equal to the reduction in the amount of cash used to pay dividends plus an amount equal to the number of shares of Class B common stock the Company issued multiplied by the difference between the price per share to the public and $11.00.  Page 48 has been revised to disclose the foregoing.

Executive Compensation, page 119

5.                                      Please update this section to include the required information for your recently completed fiscal year ended March 31, 2013. Please refer to Regulation S-K Compliance and Disclosure Questions 117.05 and 217.11, available on our website.

Response:  The Company has updated the “Executive Compensation” section of the prospectus in accordance with the Staff’s request.  See pages 119, 120, 123 and 124.

Distribution of Option to Purchase Stamford Store, page 139

6.                                      We note your disclosure that you currently have an option to purchase your Stamford store at a specified price at any time before February 1, 2016. You disclose that you have determined that the fair market value of this property is currently below the specified purchase price, and that you would not exercise the option, and that you will distribute the entity that holds the option to your preferred stockholders immediately prior to the closing of this offering. You further disclose that because of their ownership of preferred stock, Sterling Investment Partners will control the entity that holds the option and would become your landlord for your Stamford store if the option is exercised. Please tell us the fair value of both the option and the entity that holds the option, and tell us how you have accounted for the

Mara H. Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 12, 2013

option and the entity that holds the option in your December 30, 2012 financial statements. Also tell us how you plan to account for this disposal transaction.

Response:  The Company has determined to retain the option to purchase the Stamford store.  Accordingly, the Company has deleted the prior disclosure concerning distribution of the option.  See page 139.

Exhibits

7.                                      Please file as a material contract the separation agreement with Mr. Daniel Glickberg, or tell us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Response:  The Company has filed its Separation Agreement with Mr. Glickberg as Exhibit 10.25 in Amendment No. 3, in accordance with the Staff’s request.

Report of Independent Registered Public Accounting Firm, page F-2

8.                                      We note that you have included a “to be issued” auditor’s report in your amended filing. Please note that your registration statement cannot be declared effective until you file a pre-effective amendment which includes a signed and unrestricted audit report covering your financial statements.

Response:  The Company has filed Grant Thornton’s signed and unrestricted audit report with Amendment No. 3, in accordance with the Staff’s request.

* * *

We thank you for your prompt attention to this submission.  If you have any questions or comments concerning this submission, please do not hesitate to call or e-mail Roy Goldman at (212) 318-3219 (e-mail:  rgoldman@fulbright.com) or Manny Rivera at (212) 318-3296 (e-mail:  mgrivera@fulbright.com).

Very truly yours,

/s/ Manuel G. Rivera

Manuel G. Rivera

cc:                                Sondra Snyder, U.S. Securities and Exchange Commission
Jennifer Thompson, U.S. Securities and Exchange Commission
Jacqueline Kaufman, U.S. Securities and Exchange Commission

Mara H. Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 12, 2013

                                                Lilyanna Peyser, U.S. Securities and Exchange Commission
Herbert Ruetsch, Fairway Group Holdings Corp.
William E. Sanford, Fairway Group Holdings Corp.
Edward C. Arditte, Fairway Group Holdings Corp.
Nathalie Augustin, Esq., Fairway Group Holdings Corp.
Linda M. Siluk, Fairway Group Holdings Corp.
Robert Evans III, Shearman & Sterling LLP
Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.
Roy L. Goldman, Esq., Fulbright & Jaworski L.L.P.